SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  Western Massachusetts Electric Company


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     First Mortgage
                                             		  Bonds, 1997 Series B

2.   Issue, renewal or guaranty:        Issue


3.   Principal amount of each security:      $60,000,000 aggregate
                                            			 principal amount

4.   Rate of interest per annum of each security: 7 3/8%

5.   Date of issue, renewal or guaranty of each security:   Issued
                                                  			    July 31, 1997

6.   If renewal of security, give date of original issue:   N/A


7.   Date of maturity of each security:      July 1, 2001


8.   Name of the person to whom each security was issued, renewed or
     guaranteed:    Public offering underwritten by Morgan Stanley & Co.
                    Incorporated and Salomon Brothers Inc


9.   Collateral given with each security, if any: N/A

10.  Consideration received for each security:    98.408%

11.  Application of proceeds of each security:
     	To repay short term debt incurred to refinance or refund debt and preferred stock and for general working capital purposes, including costs associated with the current outages at the Millstone nuclear units.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b):


     b.   the provisions contained in the fourth sentence of Section 6(b):


     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)
                                   N/A


14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been
     issued:                       N/A


15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
                              Rule 52


                         WESTERN MASSACHUSETTS ELECTRIC COMPANY


                              By  /s/Jane P. Seidl
                                   Senior Counsel
                                   Northeast Utilities Service Company

Date:     August 7, 1997